

Mail Stop 3628

December 30, 2009

Via Facsimile and U.S. Mail

Douglas Silver
Chief Executive Officer
International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, CO 80112

> **Re:** **International Royalty Corporation**
> **Form 6-K filed December 29, 2009**
> **File No. 1-33000**

Dear Mr. Silver:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Directors' Circular.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K

1. Because your common stock is the subject of a tender offer filed by Franco-Nevada on Schedule 14D-1F, you are required to file the disclosure document on Schedule 14D-9F. Refer to Rule 14e-2(c) and General Instructions I.A. and II.A(1) of Schedule 14D-9F. In this regard, please revise to include the entire informational legend required by Item 2 of Schedule 14D-9F and the information described in Item 2 of Part I and all of Parts II, III, and IV.

Directors' Circular

2. We note the statement that "the IRC Board does not assume any responsibility for the accuracy or completeness of" information in the circular pertaining to Franco-Nevada's offer or Franco-Nevada. While the staff does not object to the inclusion of appropriate qualifying language on the reliability of the information or the accuracy or completeness of the publicly available source of the information, International Royalty may not disclaim responsibility for the information's accuracy or completeness once the information appears in the Schedule 14D-9F. Please revise the disclaimer of responsibility to remove the implication that you are not responsible for the information in your disclosure.

3. The Scotia Capital inadequacy opinion contained in Schedule B improperly limits the class of persons who may rely on the opinion inasmuch as it asserts the opinion has been provided for the "sole" use and benefit of the Special Committee and the Board. This limitation on reliance is inconsistent with the disclosures relating to the opinion, and, as such, should be deleted. Alternatively, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable law (e.g., the inclusion of an express disclaimer in the financial advisor's engagement letter with International Royalty). Describe any applicable authority regarding the availability of such a potential defense. In the absence of any applicable authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, disclose that the resolution of the question of the availability of such a defense will have no effect upon the rights and responsibilities of the board of directors under applicable law. Further, disclose that the availability of such a defense would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Please see our Current Issues and Rulemaking outline publicly available on our website, www.SEC.gov, at Section II.D.3.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in

Douglas Silver
International Royalty Corporation
December 30, 2009
Page 3

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions